Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad





Fundrise
Sponsored

With as little as $10, you can invest in emerging technologies like artificial intelligence and some of the most promising tech companies— before they go public

FUNDRISE
INNOVATION FUND
You can invest in **artificial intelligence**
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.

fundrise.com/innovation
Start with as little as $10

Learn more

Like Comment Share



fundrise
Sponsored



FUNDRISE
INNOVATION FUND
You can invest in **artificial intelligence**
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.

Learn more









fundrise With as little as $10, you can invest in emerging technologies like artificial intelligence and some of the most promising tech companies— before they go public


fundrise
Sponsored
FUNDRISE
INNOVATION FUND
You can invest in artificial intelligence
LEARN MORE
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.


Reels
FUNDRISE
INNOVATION FUND
You can invest in artificial intelligence
fundrise
Learn more
With as little as $10, you can invest in emerging technologies like artificial ... more
Sponsored













Fundrise
Sponsored ·

With as little as $10, you can invest in emerging technologies like artificial intelligence and some of the most promising tech ...See more

FUNDRISE
INNOVATION FUND
HOW TO
Invest in the next big tech company before it goes public
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.

fundrise.com/innovation
Start with as little as $10

Learn more

Like Comment Share





fundrise
Sponsored

FUNDRISE
INNOVATION FUND
HOW TO
Invest in the next big tech company before it goes public
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.

Learn more









fundrise With as little as $10, you can invest in emerging technologies like artificial intelligence and some of the most promising tech companies— before they go public


fundrise
Sponsored
FUNDRISE
INNOVATION FUND
HOW TO
Invest in the next big tech
company before it goes public
LEARN MORE
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.


Reels
FUNDRISE
INNOVATION FUND
HOW TO
Invest in the next big tech
company before it goes public
fundrise
Learn more
With as little as $10, you can invest in
emerging technologies like artificial ... more
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation
This and other information can be found in the Fund's prospectus
e.com/innovation. Read them carefully before investing.
Sponsored



Fundrise
Sponsored ·



With as little as $10, you can invest in emerging technologies like artificial intelligence and some of the most promising tech ...See more

FUNDRISE
INNOVATION FUND
You can invest in **artificial intelligence**
Artificial Intelligence & Machine Learning
Modern Data Infrastructure
Development Operations
Financial Technology
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.

fundrise.com/innovation
Start with as little as $10

Learn more

Like Comment Share



fundrise
Sponsored



FUNDRISE
INNOVATION FUND
You can invest in artificial intelligence
Artificial Intelligence & Machine Learning
Modern Data Infrastructure
Development Operations
Financial Technology
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/innovation. Read them carefully before investing.

Learn more









fundrise With as little as $10, you can invest in emerging technologies like artificial intelligence and some of the most promising tech companies— before they go public



fundrise
Sponsored
FUNDRISE
INNOVATION FUND
You can invest in artificial intelligence
Artificial Intelligence & Machine Learning
Modern Data Infrastructure
Development Operations
Financial Technology
LEARN MORE



Reels
FUNDRISE
INNOVATION FUND
You can invest in artificial intelligence
Artificial Intelligence & Machine Learning
Modern Data Infrastructure
fundrise
Learn more
Development Operations
Financial Technology
With as little as $10, you can invest in emerging technologies like artificial ... more
Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation
This and other information can be found in the Fund's prospectus at
se.com/innovation. Read them carefully before investing.
Sponsored